

Mail Stop 4631

June 16, 2016

<u>Via E-mail</u>
Jan A. Bertsch
Chief Financial Officer
Owens-Illinois, Inc.
One Michael Owens Way
Perrysburg, OH 43551

   **Re: Owens-Illinois Group, Inc.
     Form 10-K for the Year Ended December 31, 2014
     Filed February 11, 2015
     File No. 33-13061-01**

Dear Ms. Bertsch:

  We completed our review of your filing on May 27, 2016. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

            Sincerely,

            /s/ John Cash

            John Cash
            Accounting Branch Chief
            Office of Manufacturing and
            Construction